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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

Commission File Number 1-10936

ORBITAL ENGINE CORPORATION LIMITED

(Translation of registrant’s name into English)

1 Whipple Street, Balcatta, 6021, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date February 21, 2003	By
(Signature) *
J. B. Abbott Company Secretary

*	Print the name and title under the signature of the signing officer.

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbeng.com

ASX AND MEDIA RELEASE: 21 FEBRUARY 2003 FOR IMMEDIATE RELEASE	ASX Code: OEC NYSE Code: OE Berlin Code: ORE Frankfurt Code: OREA

ORBITAL – HALF YEAR RESULTS

PERTH, AUSTRALIA:

Highlights

■	After tax result of $2.9 million loss compared with $20.7 million loss for corresponding period last year.
■	Revenue of $29.9 million, 29% up on corresponding period last year.
■	Net cash out flow for the half-year $7.1 million, including non-recurring amounts of $5.1 million.
■	Overheads down by 28% compared to corresponding period last year.
■	Synerject profitable, $0.7 million profit compared to $2.3 million loss for corresponding period last year.
■	Synerject loan restructure completed with Siemens retaining 50% equity.
■	Manufacturing alliance finalised with UCAL as a precursor to entering the Indian motorcycle market.
■	New York Stock Exchange listing retained.

Summary

Orbital Engine Corporation today announced an after tax loss for the half-year ended 31 December 2002 of $2.9 million compared to a $20.7 million loss in the corresponding period last year. The results announced are in line with expectations that were foreshadowed in an announcement released to the Australian Stock Exchange on 20 December 2002.

The $17.8 million improvement in its first half result demonstrates that the Company is benefiting from the initiatives taken to improve operating performance as well as the resolution of several long-standing issues. These initiatives are intended to put the Company in a better position financially and establish long-term sustainability.

The Company has been restructured and resized to ensure the conservation of cash whilst still providing customers with the necessary level of support to enable growth in revenue.

The organization is now focused on day-to-day sales activity and at December 31 was 30% ahead of last year in the area of fee for service engineering activity.

One significant development during the period as announced on 10 January 2003, was the restructure and refinancing of Synerject, Orbital’s joint venture with Siemens VDO Automotive. Siemens VDO’s continued commitment to Synerject removes the uncertainty that had existed over their future involvement in the venture, as well as addressing the market’s concern over on-going finance.

As a result of the restructure, which involves the addition of Orbital’s marine and recreational systems business and the Siemens VDO non-automotive systems business, Synerject will enjoy improved sales revenue and enhanced growth prospects. Synerject has already provided a positive profit contribution to Orbital in the first half and the expanded operations should enhance this contribution in the second half. As a consequence of this restructure, Orbital will no longer consolidate the marine and recreational system sales, however engineering fees, royalties and licence income from this business segment will be retained by Orbital and there will be minimal impact on the bottom line.

Synerject is uniquely positioned as a non-automotive, engine management supply company, with franchises from both Orbital and Siemens VDO for fuel injection and engine management systems. Synerject’s business is now well established in the motorcycle, marine and recreational sectors and with this wider customer and product base further broadens the revenue base from which Orbital benefits as co-owner. In the motorcycle sector, for example, Synerject is able to offer either Orbital direct fuel injection technology for two and four stroke applications as well as Siemens VDO’s port fuel injection systems for four stroke applications.

Orbital recently announced arrangements with the Indian parts and systems manufacturer UCAL, further demonstrating its unique position in motorcycle emission control technology. The UCAL arrangements provide a springboard to enter the large Indian motor scooter market.

Financial Results

Orbital’s loss after tax of $2.9 million for the half-year ended 31 December 2002 compares to a loss of $20.7 million in the corresponding period last year.

	Dec 2002	Dec 2001	Change
	A$000’s	A$000’s
Revenue
System sales	23,236	16,919	+37%
Engineering	4,856	3,736	+30%
Royalties	1,529	1,213	+26%
Licence income	91	1,155

	29,712	23,023

Other Income
Proceeds on sale of fixed assets	80	82
Other	65	60

	145	142

Total Revenue (excluding interest)	29,857	23,165	+29%
Cost of system sales	(21,696)	(15,919)

Gross Contribution	8,161	7,246
Overhead expenses	(10,346)	(14,375)	(-28%)
Restructuring expenses	(199)	(1,884)
Foreign exchange gain/(loss)	249	(388)
Share of Synerject net profit/(loss)	664	(2,694)
Provision Texmaco investment	—	(6,446)

Earnings before Interest, Tax, Depreciation, and Amortisation	(1,471)	(18,541)
Depreciation & amortisation	(1,158)	(1,398)
Amortisation of prepaid marketing	(484)	(1,159)
Net interest income	147	391

Operating Loss before Tax	(2,966)	(20,707)
Income tax (expense) credit	67	(30)

Operating Loss after Tax	(2,899)	(20,737)

The key points to note with respect to this result are as follows: -

•	Revenue increased by 29% to $29.9 million.
•	Overhead expenses decreased by 28% to $10.3 million.
•	Depreciation and amortisation, including amortisation of marketing expenses decreased by 36% to $1.6 million.
•	Orbital’s joint venture, Synerject, contributed a profit of $0.7 million compared with a loss of $2.7 million in the previous year.

Orbital’s three recurring revenue streams, i.e. system sales, engineering services and royalty income, all achieved growth. The improvement in system sales (37%) reflects increased product range and improvements in the marine sector as this market recovers from recent lows. Engineering services revenue has increased by 30% as Orbital has introduced more rigorous sales and marketing processes, and expands outside its OCP focus to increase the scope of its business. This trend should continue in the second half. Royalty income (+26%) results from the introduction of a number of additional products in the motorcycle market. Piaggio and Peugeot Motocycles each launched 2 products into the European market during the last 9 months. We anticipate increased volumes of these models during the next European summer.

Overhead expenses (excluding restructuring costs) have decreased by $4.0 million compared to the previous corresponding period, primarily due to staff reductions in January 2002 and in June 2002. In the half-year ended 31 December 2001, Orbital incurred redundancy costs of $1.4 million and other one-off restructuring costs of $0.4 million. This half-year, total restructuring costs were contained to $0.2 million. Orbital also achieved savings across a range of other cost centres.

Depreciation and amortisation expense decreased primarily due to the completion of the amortisation of prepaid marketing, which has been expensed over the last 3 years at $2.3 million per annum.

Net cash outflow during the half-year was $7.1 million compared to $10.6 million in the half-year ending 31 December 2001. There were several non-recurring cash costs during the half-year, which made up a significant proportion of net cash outflows:

•	The staff reductions, announced in June 2002, were implemented after the year end, resulting in payments in respect of redundancies, annual and long service leave of $2.3 million in this half-year.
•	Orbital provided Synerject with engineering and other services during the half-year to the value of $0.8 million, which has been capitalised as part of the Synerject restructure.
•	$2.0 million working capital increase due to prior year (early) receipt of trade receivables.

The above items are one-off in nature and we anticipate that future periods will not be affected by such items. At 31 December 2002, Orbital had cash on hand of $6.7 million.

Review of Operations

Automotive

Orbital has a number of active funded programs from automotive OEMs, exploring the use of Orbital’s technology in future products. Programs are ongoing both within Orbital facilities and those of customers. In addition to these current programs, several manufacturers have carried out extensive evaluations of the Orbital technology applied to their development engines. These evaluations place the technology in a position for use in future serial production.

The improvement in fuel consumption available by the use of Orbital’s air assisted direct fuel injection system continues to be a key reason for manufacturer interest. Orbital automotive customers, including DaimlerChrysler and General Motors, continue to acknowledge the merits of the technology. The European manufacturers accord to reduce vehicle fuel consumption to 140g/km of CO2 by 2008, should prove to be a major driver of technology improvements.

In addition to work specifically directed to the application of Orbital technology, Orbital is securing significant engineering contracts in the automotive arena. One such contract is for the design of a completely new four stroke automotive engine. Another involves the evaluation of the impact of petrol containing 20% ethanol on the performance and reliability of cars for Environment Australia. These activities broaden Orbital’s revenue base and improve the absorption of overheads, whilst allowing the use of key expertise in fee earning activity.

Motorcycle

During the next European summer, up to 8 different models of motor scooters should be on sale using Orbital’s direct fuel injection system. Activity on further new models for introduction continues within Aprilia, Peugeot and Piaggio. After initial product launches of direct injected scooters, Peugeot Motocycles unveiled their new “JetForce” scooters at the International Motorcycle Exhibition held in Milan in September 2002. These scooters introduce innovative chassis design and styling and are on schedule for release during the 2003 European summer. The first available models within this range will feature the new liquid cooled direct injected 50 cc Peugeot Motocycle engine.

There is growing interest in Asia for direct injection for two stroke engines due to pending emission standards in these growth markets. For example, the emission levels proposed for India in 2005 will be difficult to achieve for two stroke engines, without the use of direct injection systems. Orbital is currently involved with two of the major Indian motorcycle manufacturers as well as ongoing activity with Taiwanese producers.

The recently announced arrangement with UCAL will provide the ability to localise supply of much of the direct injection system and should provide local costs, service and support to the Indian motorcycle manufacturers. In addition to the 2-wheeler market in India and Asia, there are also fuel economy and emission benefits for 3-wheeler vehicles. Retrofit programs are being considered by some Indian manufacturers of 3-wheelers as, given their high use, they are a major contributor to poor air quality in some cities.

While most of the activity in the motorcycle sector is being directed to two stroke engines, Orbital’s direct injection technology provides a number of benefits on four stroke motorcycles. Orbital is engaged in customer-funded activity on four stroke engines and is actively promoting the benefits to the wider industry.

Marine and Recreation

During the December 2002 half-year, the number of marine and recreation products utilizing Orbital’s direct injection technology continued to grow. In September, Bombardier unveiled their Sea-Doo® XP™ DI personal watercraft (PWC) for model year 2003 release. This sports model will bring Bombardier’s OCP DI line-up to eight models, comprising four PWC and four Mercury Marine OptiMax® powered sport boats.

Polaris, a US$1.5 billion manufacturer of ATVs, snowmobiles, personal watercraft and motorcycles also recently announced their entry into the jet-powered sport boat market and will begin selling their EX2100 sport boat in the North American spring of 2003. The EX2100 will offer two engine choices from Mercury Marine, including a 250 horsepower OptiMax®.

Mercury Marine’s OptiMax® range continues to grow with seven models now in the range, including two models from Mercury Racing (consumer performance outboards). Tohatsu (Japan) continues with its OCP DI range of four 3-cylinder TLDI™ models ranging from 40hp to 90hp.

Calendar year 2002 was a difficult year for the marine and recreation market as it struggled with a slow US economy and general consumer concerns. Industry associations have reported the year ending “better than expected” with the overall decline in sales less than originally anticipated. Looking forward to 2003, it is too early in the season to accurately predict whether the expected recovery will occur. Weak consumer confidence continues in the US, however dealer inventories are low and manufacturers appear lean, well prepared and with an innovative model line up, should confidence return.

Synerject

Synerject contributed a profit to the Orbital result for the first time. As previously reported, Synerject has introduced a range of operational and structural changes over the last 18 months, including price increases and overhead cost reductions. There has been significant revenue growth, particularly in the motorcycle sector, with a number of direct injection and port injection products launched in Europe and Taiwan. This growth, together with improved margins and cost containment has resulted in a significant improvement in Synerject’s financial results.

The expansion of Synerject’s activities and the associated refinancing of its loan arrangements announced on 10 January 2003 now provide a solid base from which to grow its business. The improving volumes and expanded product range should considerably improve the operational efficiencies and profitability of Synerject.

ENDS

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital’s principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt (OREA) Exchanges

CONTACTS	Email – Info@orbeng.com Australia: Mr Peter Cook Chief Executive Officer Tel: +61 8 9441 2311	Website – www.orbeng.com USA: 1 810 245 0621

Appendix 4B

Half yearly

Rules 4.1, 4.3

Appendix 4B

Half yearly

Introduced 30/6/2002.

Name of entity

ORBITAL ENGINE CORPORATION LIMITED

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year ended (‘current period’)

32 009 344 058	☑	☐	31 December 2002

For announcement to the market Extracts from this report for announcement to the market (see note 1).	$A’000

Revenues from ordinary activities (item 1.1)	up	27%	to	30,015

(Loss) from ordinary activities after tax attributable to members (item 1.22)	down	86%	to	(2,899)

Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain (loss) of			Nil

Net (loss) for the period attributable to members (item 1.11)	down	86%	to	(2,899)

Dividends (distributions)	Amount per security	Franked amount per security

Final dividend (Preliminary final report only - item 15.4) Interim dividend (Half yearly report only - item 15.6)	Nil ¢	Nil ¢

Previous corresponding period (Preliminary final report- item 15.5; half yearly report - item 15.7)	Nil ¢	Nil ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)	N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+	see Chapter 19 for defined terms.

Appendix 4B Page 1

Appendix 4B

Half yearly

Condensed consolidated statement of financial performance

		Current period- $A’000	Previous corresponding period - $A’000
1.1	Revenues from ordinary activities (see items 1.23 – 1.25)	30,015	23,595
1.2	Expenses from ordinary activities (see items 1.26 & 1.27)	(33,634)	(41,569)
1.3	Borrowing costs	(11)	(39)
1.4	Share of net profits (losses) of associates and joint venture entities (see item 16.7)	664	(2,694)

1.5	Profit (loss) from ordinary activities before tax	(2,966)	(20,707)
1.6	Income tax on ordinary activities (see note 4)	67	(30)

1.7	Profit (loss) from ordinary activities after tax	(2,899)	(20,737)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	—	—

1.9	Net profit (loss)	(2,899)	(20,737)
1.10	Net profit (loss) attributable to outside +equity interests	—	—

1.11	Net profit (loss) for the period attributable to members	(2,899)	(20,737)

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	—	—
1.13	Net exchange differences recognised in equity	—	—
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	(40)	—
1.15	Initial adjustments from UIG transitional provisions	—	—

1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	(40)	—

1.17	Total changes in equity not resulting from transactions with owners as owners	(2,939)	(20,737)

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	(0.81 Cents )	(5.85 Cents )
1.19	Diluted EPS	(0.81 Cents )	(5.85 Cents )

+	See chapter 19 for defined terms.

Appendix 4B Page 2

Appendix 4B

Half yearly

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A’000	Previous Corresponding period – $A’000
1.20	Profit (loss) from ordinary activities after tax (item 1.7)	(2,899)	(20,737)
1.21	Less (plus) outside +equity interests	—	—

1.22	Profit (loss) from ordinary activities after tax, attributable to members	(2,899)	(20,737)

Revenue and expenses from ordinary activities
(see note 15)

		Current period – $A’000	Previous corresponding period – $A’000
1.23	Revenue from sales or services
	System sales	23,236	16,919
	Engineering services income	4,856	3,736
	Royalty income	1,529	1,213
	Licence income	91	1,155
1.24	Interest revenue	158	430
1.25	Other relevant revenue	145	142

	Revenue from ordinary activities	30,015	23,595

1.26	Details of relevant expenses
	System purchases	(21,696)	(15,919)
	Licence costs	(31)	(489)
	Employee expenses	(5,965)	(9,333)
	Provision against carrying value of investment	—	(6,446)
	Other expenses from ordinary activities	(4,784)	(7,984)
1.27	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	(1,158)	(1,398)

	Expenses from ordinary activities	(33,634)	(41,569)

Capitalised outlays

1.28	Interest costs capitalised in asset values	—	—

1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	—	—

+	See chapter 19 for defined terms.

Appendix 4B Page 3

Appendix 4B

Half yearly

Consolidated retained profits

		Current period – $A’000	Previous corresponding period – $A’000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(223,545)	(196,769)
1.31	Net profit (loss) attributable to members (item 1.11)	(2,899)	(20,737)
1.32	Net transfers from (to) reserves (details if material)	—	—
1.33	Net effect of changes in accounting policies	(40)	—
1.34	Dividends and other equity distributions paid or payable	—	—

1.35	Retained profits (accumulated losses) at end of financial period	(226,484)	(217,506)

Intangible and extraordinary items

Consolidated—current period
		Before tax $A’000 (a)	Related tax $A’000 (b)	Related outside +equity interests $A’000 (c)	Amount (after tax) attributable to members $A’000 (d)
2.1	Amortisation ofgoodwill
2.2	Amortisation of other intangibles

2.3	Total amortisation of intangibles	N/A	N/A	N/A	N/A

2.4	Extraordinary items (details)

2.5	Total extraordinary items	N/A	N/A	N/A	N/A

Comparison of half year profits

(Preliminary final report only)

		Current year –$A’000	Previous year – $A’000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 2nd half year	N/A	N/A

+	See chapter 19 for defined terms.

Appendix 4B Page 4

Appendix 4B

Half yearly

Condensed consolidated statement of financial position

		At end of current period $A’000	As shown in last annual report $A’000	As in last half yearly report $A’000
	Current assets
4.1	Cash	6,681	13,764	22,078
4.2	Receivables	15,070	6,904	10,711
4.3	Investments	—	—	—
4.4	Inventories	118	555	845
4.5	Tax assets	—	—	—
4.6	Other	381	971	2,095

4.7	Total current assets	22,250	22,194	35,729

	Non-current assets
4.8	Receivables	11,006	10,222	8,823
4.9	Investments (equity accounted)	—	—	—
4.10	Other investments	—	—	—
4.11	Inventories	—	—	—
4.12	Exploration and evaluation expenditure capitalised (see para .71 of AASB 1022)	—	—	—
4.13	Development properties (+mining entities)	—	—	—
4.14	Other property, plant and equipment (net)	11,597	12,626	13,934
4.15	Intangibles (net)	—	—	—
4.16	Tax assets	—	—	2,101
4.17	Other	—	—	—

4.18	Total non-current assets	22,603	22,848	24,858

4.19	Total assets	44,853	45,042	60,587

+	See chapter 19 for defined terms.

Appendix 4B Page 5

Appendix 4B

Half yearly

Condensed consolidated statement of financial position (continued)

		At end of current period $A’000	As shown in last annual report $A’000	As in last half yearly report $A’000
	Current liabilities
4.20	Payables	13,681	5,652	10,997
4.21	Interest bearing liabilities	154	236	292
4.22	Tax liabilities	26	52	357
4.23	Provisions exc. tax liabilities	3,564	5,060	3,674
4.24	Other (including unearned income)	338	2,268	2,950

4.25	Total current liabilities	17,763	13,268	18,270

	Non-current liabilities
4.26	Payables Non interest bearing liabilities	— 19,000	— 19,000	— 19,000
4.27	Interest bearing liabilities	271	357	436
4.28	Tax liabilities	—	—	1,789
4.29	Provisions exc. tax liabilities	3,326	3,527	3,392
4.30	Other
	Liability for share of net asset deficiency in related business undertaking	20,137	21,595	23,427
	Unearned income	—	—	939

4.31	Total non-current liabilities	42,734	44,479	48,983

4.32	Total liabilities	60,497	57,747	67,253

	Equity
4.33	Net assets	(15,644)	(12,705)	(6,666)

4.34	Capital/contributed equity	210,840	210,840	210,810
4.35	Reserves	—	—	—
4.36	Retained profits (accumulated losses)	(226,484)	(223,545)	(217,506)

4.37	Equity attributable to member of the parent entity	(15,644)	(12,705)	(6,666)
4.38	Outside +equity interest in controlled entities	—	—	—
4.39	Total equity	(15,644)	(12,705)	(6,666)

4.40	Preference capital included as part of 4.37	N/A	N/A	N/A

+	See chapter 19 for defined terms.

Appendix 4B Page 6

Appendix 4B

Half yearly

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A’000	Previous corresponding period-$A’000
5.1	Opening balance
5.2	Expenditure incurred during current period
5.3	Expenditure written off during current period
5.4	Acquisitions, disposals, revaluation increments, etc.
5.5	Expenditure transferred to Development Properties

5.6	Closing balance as shown in the consolidated balance sheet (item 4.12)	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A’000	Previous corresponding period-$A’000
6.1	Opening balance
6.2	Expenditure incurred during current period
6.3	Expenditure transferred from exploration and evaluation
6.4	Expenditure written off during current period
6.5	Acquisitions, disposals, revaluation increments, etc.
6.6	Expenditure transferred to mine properties

6.7	Closing balance as shown in the consolidated balance sheet (item 4.12)	N/A	N/A

+	See chapter 19 for defined terms.

Appendix 4B Page 7

Appendix 4B

Half yearly

Condensed consolidated statement of cash flows

		Current period $A’000	Previous corresponding period-$A’000
	Cash flows related to operating activities
7.1	Receipts from customers	21,933	21,271
7.2	Payments to suppliers and employees	(28,111)	(27,326)
7.3	Dividends received from associates	—	—
7.4	Other dividends received	—	—
7.5	Interest and other items of similar nature received	158	429
7.6	Interest and other costs of finance paid	(11)	(39)
7.7	Income taxes paid	(90)	(383)
7.8	Other	—	—

7.9	Net operating cash flows	(6,121)	(6,048)

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(28)	(314)
7.11	Proceeds from sale of property, plant and equipment	80	82
7.12	Payment for purchases of equity investments	—	347
7.13	Proceeds from sale of equity investments	—	—
7.14	Loans to other entities (Advances to associate)	(829)	(4,489)
7.15	Loans repaid by other entities	—	—
7.16	Other	—	—

7.17	Net investing cash flows	(777)	(4,374)

	Cash flows related to financing activities
7.18	Proceeds from issues of +securities (shares, options, etc.)	—	—
7.19	Proceeds from borrowings	—	—
7.20	Repayment of borrowings	(168)	(194)
7.21	Dividends paid	—	—
7.22	Other	—	—

7.23	Net financing cash flows	(168)	(194)

7.24	Net increase (decrease) in cash held	(7,066)	(10,616)
7.25	Cash at beginning of period (see Reconciliation of cash)	13,764	32,735
7.26	Exchange rate adjustments to item 7.25.	(17)	(41)

7.27	Cash at end of period (see Reconciliation of cash)	6,681	22,078

+ See Chapter 19 for defined terms.

Appendix 4B Page 8

Appendix 4B

Half yearly

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. (If an amount is quantified, show comparative amount.)

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A’000	Previous corresponding period - $A’000
8.1	Cash on hand and at bank	1,676	3,098
8.2	Deposits at call	4,505	18,980
8.3	Bank overdraft	—	—
8.4	Other
	Security for bank guarantee	500	—
8.5	Total cash at end of period (item 7.27)	6,681	22,078

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
	Profit before tax / revenue
9.1	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(9.9%)	(87.8%)
	Profit after tax / +equity interests
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	N/A	N/A

Earnings per security (EPS)

10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

	Current Period	Previous Corresponding Period
(a) basic EPS	(0.81) cents	(5.85) cents
(b) diluted EPS	(0.81) cents	(5.85) cents
(c) weighted average number of ordinary shares outstanding during the period used in the calculation of the basic EPS	355,878,201	354,757,190

+	See chapter 19 for defined terms.

Appendix 4B Page 9

Appendix 4B

Half yearly

NTA backing (see note 7)		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	(4.39) cents	(1.88) cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2

Consolidated profit (loss) from ordinary activities and

extraordinary items after tax of the controlled entity (or

group of entities) since the date in the current period on

which control was +acquired

$
13.3	Date from which such profit has been calculated
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

+	See chapter 19 for defined terms.

Appendox 4B Page 10

Appendix 4B

Half yearly

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control		$

14.3	Date to which the profit (loss) in item 14.2 has been calculated

14.4

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period

$

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control		$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A

15.2

+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)

N/A

15.3	If it is a final dividend, has it been declared? (Preliminary final report only)	N/A

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
(Preliminary final report only)
15.4	Final dividend:	Current year	N/A	N/A	N/A
15.5		Previous year	N/A	N/A	N/A
(Half yearly and preliminary final reports)
15.6	Interim dividend:	Current year	N/A	N/A	N/A
15.7		Previous year	N/A	N/A	N/A

+ See Chapter 19 for defined terms.

Appendix 4B Page 11

Appendix 4B

Half yearly

Total dividend (distribution) per security (interim plus final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report-interim dividend (distribution) on all securities or

Preliminary final report-final dividend (distribution) on all securities

		Current period $A’000	Previous corresponding period -$A’000
15.10	+Ordinary securities (each class separately)
15.11	Preference +securities (each class separately)
15.12	Other equity instruments (each class separately)
15.13	Total	N/A	N/A

The +dividend or distribution plans shown below are in operation.

Nil

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/A

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

N/A

+ See Chapter 19 for defined terms.

Appendix 4B Page 12

Appendix 4B

Half yearly

Details of aggregate share of profits (losses) of associates and joint venture entities

Group’s share of associates’ and joint venture entities’:		Current period $A’000	Previous corresponding period-$A’000
16.1	Profit (loss) from ordinary activities before tax	461	(2,914)
16.2	Income tax on ordinary activities	—	—

16.3	Profit (loss) from ordinary activities after tax	461	(2,914)
16.4	Extraordinary items net of tax	—	—

16.5	Net profit (loss)	461	(2,914)
16.6	Adjustments	203	220

16.7	Share of net profit (loss) of associates and joint venture entities	664	(2,694)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition (“from dd/mm/yy”) or disposal (“to dd/mm/yy”).)

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A’000	Previous corresponding period-$A’000
Synerject LLC	50%	50%	664	(2,694)
17.2 Total			664	(2,694)
17.3 Other material interests			—	—
17.4 Total			664	(2,694)

+ See Chapter 19 for defined terms.

Appendix 4B Page 13

Appendix 4B

Half yearly

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	Preference +securities (description)	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions
18.3	+Ordinary securities	356,505,014	356,505,014	N/A	Fully Paid
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	1,117,653	1,117,653	Nil	Fully Paid
18.5	+Convertible debt securities (description and conversion factor)	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted
18.7	Options (description and conversion factor)	Refer Attachment C		Exercise price	Expiry date (if any)
18.8	Issued during current period	Nil
18.9	Exercised during current period	Nil
18.10	Expired during current period	Refer Attachment C
18.11 18.12	Debentures (description) Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A

+ See Chapter 19 for defined terms.

Appendix 4B Page 14

Appendix 4B

Half yearly

18.13	Unsecured notes (description)	N/A	N/A

18.14	Changes during current period

(a) Increases through issues (b) Decreases through securities matured, converted

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity’s +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors’ report and statement (as required by the Corporations Act) and may be incorporated into the directors’ report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1	If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. The financial statements in this report are “condensed financial statements” as defined in AASB 1029: Interim Financial Reporting.This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2	Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

See attached review of operations

19.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

+ See chapter 19 for defined terms.

Appendix 4B Page 15

Appendix 4B

Half Yearly

In January 2003, Synerject LLC refinanced its credit facilities. Loan funds provided by Siemens Capital Corporation were replaced by a credit facility of US$21.000 million provided by Siemens VDO Automotive. The new credit facility will expire in September 2006.

In January 2003 it was agreed that Synerject LLC will acquire the marine and recreation systems business from Orbital; together with a non- automotive systems business from the Siemens Group. There will be no cash or profit impact on Orbital as a result of the initial transfer of the systems business to Synerject. Non-current assets include a receivable from Synerject of $11.006 million. This asset will be satisfied by the issue of US$6.25 million of additional share capital by Synerject LLC. Siemens VDO Automotive will also convert US$6.25 million of receivables from Synerject LLC into equity.

19.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The consolidated entity has $5,985,000 in franking credits. The Company does not intend to pay any dividends during the next financial year.

19.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” (issued in June 2001) for the first time. This has resulted in an increase in employee provisions and accumulated losses of $40,000 in the half-year. The consolidated entity has also applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” (issued in October 2001) for the first time from 1 July 2002. This had no impact on the financial statements for the reporting period to 31 December 2002.

19.6	Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7	Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N/A

+ See chapter 19 for defined terms.

Appendix 4B Page 16

Appendix 4B

Half yearly

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used N/A

2	This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed (see note 2).

4	This report is based on +accounts to which one of the following applies.

(Tick one)
☐	The +accounts have been audited.	☒	The +accounts have been subject to review.

☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have not yet been audited or reviewed.

5	The review by the auditor is attached.

6	The entity has a formally constituted audit committee.

Sign here:	/s/ K A Halliwell	Date: 21 February 2003
(Company Secretary)

Print name:	KEITH HALLIWELL

+ See chapter 19 for defined terms.

Appendix 4B Page 17

Appendix 4B

Half yearly

ATTACHMENT A

		CONSOLIDATED
		2002	2001
		$000’s	$000’s
	INCOME TAX (EXPENSE)/CREDIT
(a)	Prima facie income tax credit at 30% on operating loss	890	6,212
	Increase/(decrease) in income tax credit/(expense) due to non-tax deductible items:
	Depreciation and amortisation	(3)	(5)
	Other (non-deductible)/non-assesable amounts	(1)	18
	Research and development allowance	176	152
	Withholding tax payable	67	(87)

	Income tax credit on operating loss before individually significant income tax items	1,129	6,290

	Individually significant income tax items:
	— Non-resident controlled entities results not brought to account	541	(861)
	— Provision against carrying value of Investment	—	(1,934)
	— Australian income tax losses not brought to account	(1,603)	(3,089)
	— Australian income tax timing differences not brought to account	—	(625)
	Income tax over-provided in prior year	—	189

	Total income tax (expense)/benefit	67	(30)

(b)	Total income tax (expense)/benefit is made up of:
	Deferred income tax provision	—	585
	Future income tax benefit	—	(528)
	Current income tax provision	—	—
	Withholding tax payable	67	(87)

		67	(30)

+ See chapter 19 for defined terms.

Appendix 4B Page 18

Appendix 4B

Half yearly

ATTACHMENT B

BUSINESS SEGMENT REPORTING

	Marine and Recreation		Motorcycles and Motorscooters		Automotive		Engineering*		Eliminations		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s

Systems sales	22,805	16,856	431	63	—	—	—	—	—	—	23,236	16,919
Services and other income	1,827	2,099	1,246	1,289	3,403	2,523	—	268	—	—	6,476	6,179

Revenue outside the economic entity	24,632	18,955	1,677	1,352	3,403	2,523	—	268	—	—	29,712	23,098
Inter-segment revenue	—	—	—	—	—	—	—	4,295	—	(4,295)	—	—

Segment revenue	24,632	18,955	1,677	1,352	3,403	2,523	—	4,563	—	(4,295)	29,712	23,098

Unallocated revenues											303	497

Total Revenue											30,015	23,595

Profit from ordinary activities	658	1,107	(550)	(2,129)	(1,645)	(1,653)	—	(5,640)	—	—	(1,537)	(8,315)

Unallocated revenues and expenses											(2,093)	(3,252)
Provision against carrying value of investment											—	(6,446)
Share of net profit/(loss) in associate											664	(2,694)

Net Loss before related income tax											(2,966)	(20,707)

*	With effect from 1 July 2002 engineering revenues and expenses have been allocated directly to the respective business segments.

+ See chapter 19 for defined terms.

Appendix 4B Page 19

Appendix 4B

Half yearly

ATTACHMENT C

Employee Options for the half year ended 31 December 2002

Option Type	Execise Price $	Expiry date	Opening Balance	Expired	Closing Balance
1997A	0.74	19 Sep 2002	492,000	492,000	—
1997B	0.82	19 Sep 2002	1,270,300	1,270,300	—
1998A	0.59	25 Sep 2003	512,500	12,000	500,500
1998B	0.66	25 Sep 2003	533,600	10,200	523,400
1999A	0.53	23 Sep 2004	415,500	12,000	403,500
1999B	0.59	23 Sep 2004	251,050	3,900	247,150
2000A	1.61	28 Sep 2005	908,000	24,000	884,000
2000B	1.79	28 Sep 2005	967,700	21,500	946,200

			5,350,650	1,845,900	3,504,750

+ See chapter 19 for defined terms.

Appendix 4B Page 20

ORBITAL ENGINE CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2002

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

The Director’s present their report together with the consolidated financial report for the half-year ended 31 December 2002 and the review report thereon.

DIRECTORS

The Directors of the Company during or since the end of the half-year are:

Name	Period of Directorship
Ross William Kelly	Non Executive Director and Chairman since 1995.

Peter Chapman Cook	Managing Director, appointed on 13 February 2002. Chief Executive Officer from 1 January 2002.

John Richard Marshall	Non Executive Director since 1995.

The Hon. Andrew Sharp Peacock AC	Non Executive Director since December 2001, resigned as a director on 24 October 2002.

John Grahame Young	Non Executive Director since 1985.

PRINCIPAL ACTIVITIES

Orbital Engine Corporation Limited is a publicly listed company domiciled and incorporated in Western Australia. The registered office is located at 1 Whipple Street, Balcatta, Western Australia. Orbital Engine Corporation Limited is the ultimate parent entity of the Orbital Group. The principal activities of the consolidated entity during the course of the half-year were the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems.

REVIEW OF OPERATIONS

Highlights

■	After tax result of $2.9 million loss compared with $20.7 million loss for corresponding period last year.
■	Revenue of $29.9 million, 29% up on corresponding period last year.
■	Net cash out flow for the half-year $7.1 million, including non-recurring amounts of $5.1 million.
■	Overheads down by 28% compared to corresponding period last year.
■	Synerject profitable, $0.7 million profit compared to $2.3 million loss for corresponding period last year.
■	Synerject loan restructure completed with Siemens retaining 50% equity.
■	Manufacturing alliance finalised with UCAL as a precursor to entering the Indian motorcycle market.
■	New York Stock Exchange listing retained.

Summary

Orbital Engine Corporation today announced an after tax loss for the half-year ended 31 December 2002 of $2.9 million compared to a $20.7 million loss in the corresponding period last year. The results announced are in line with expectations that were foreshadowed in an announcement released to the Australian Stock Exchange on 20 December 2002.

The $17.8 million improvement in its first half result demonstrates that the Company is benefiting from the initiatives taken to improve operating performance as well as the resolution of several long-standing issues. These initiatives are intended to put the Company in a better position financially and establish long-term sustainability.

The Company has been restructured and resized to ensure the conservation of cash whilst still providing customers with the necessary level of support to enable growth in revenue.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

REVIEW OF OPERATIONS (CONTINUED)

The organization is now focused on day-to-day sales activity and at December 31 was 30% ahead of last year in the area of fee for service engineering activity.

One significant development during the period as announced on 10 January 2003, was the restructure and refinancing of Synerject, Orbital’s joint venture with Siemens VDO Automotive. Siemens VDO’s continued commitment to Synerject removes the uncertainty that had existed over their future involvement in the venture, as well as addressing the market’s concern over on-going finance.

As a result of the restructure, which involves the addition of Orbital’s marine and recreational systems business and the Siemens VDO non-automotive systems business, Synerject will enjoy improved sales revenue and enhanced growth prospects. Synerject has already provided a positive profit contribution to Orbital in the first half and the expanded operations should enhance this contribution in the second half. As a consequence of this restructure, Orbital will no longer consolidate the marine and recreational system sales, however engineering fees, royalties and licence income from this business segment will be retained by Orbital and there will be minimal impact on the bottom line.

Synerject is uniquely positioned as a non-automotive, engine management supply company, with franchises from both Orbital and Siemens VDO for fuel injection and engine management systems. Synerject’s business is now well established in the motorcycle, marine and recreational sectors and with this wider customer and product base further broadens the revenue base from which Orbital benefits as co-owner. In the motorcycle sector, for example, Synerject is able to offer either Orbital direct fuel injection technology for two and four stroke applications as well as Siemens VDO’s port fuel injection systems for four stroke applications.

Orbital recently announced arrangements with the Indian parts and systems manufacturer UCAL, further demonstrating its unique position in motorcycle emission control technology. The UCAL arrangements provide a springboard to enter the large Indian motor scooter market.

Automotive

Orbital has a number of active funded programs from automotive OEMs, exploring the use of Orbital’s technology in future products. Programs are ongoing both within Orbital facilities and those of customers. In addition to these current programs, several manufacturers have carried out extensive evaluations of the Orbital technology applied to their development engines. These evaluations place the technology in a position for use in future serial production.

The improvement in fuel consumption available by the use of Orbital’s air assisted direct fuel injection system continues to be a key reason for manufacturer interest. Orbital automotive customers, including DaimlerChrysler and General Motors, continue to acknowledge the merits of the technology. The European manufacturers accord to reduce vehicle fuel consumption to 140g/km of CO2 by 2008, should prove to be a major driver of technology improvements.

In addition to work specifically directed to the application of Orbital technology, Orbital is securing significant engineering contracts in the automotive arena. One such contract is for the design of a completely new four stroke automotive engine. Another involves the evaluation of the impact of petrol containing 20% ethanol on the performance and reliability of cars for Environment Australia. These activities broaden Orbital’s revenue base and improve the absorption of overheads, whilst allowing the use of key expertise in fee earning activity.

Motorcycle

During the next European summer, up to 8 different models of motor scooters should be on sale using Orbital’s direct fuel injection system. Activity on further new models for introduction continues within Aprilia, Peugeot and Piaggio. After initial product launches of direct injected scooters, Peugeot Motocycles unveiled their new “JetForce” scooters at the International Motorcycle Exhibition held in Milan in September 2002. These scooters introduce innovative chassis design and styling and are on schedule for release during the 2003 European summer. The first available models within this range will feature the new liquid cooled direct injected 50 cc Peugeot Motocycle engine.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

REVIEW OF OPERATIONS (CONTINUED)

There is growing interest in Asia for direct injection for two stroke engines due to pending emission standards in these growth markets. For example, the emission levels proposed for India in 2005 will be difficult to achieve for two stroke engines, without the use of direct injection systems. Orbital is currently involved with two of the major Indian motorcycle manufacturers as well as ongoing activity with Taiwanese producers.

The recently announced arrangement with UCAL will provide the ability to localise supply of much of the direct injection system and should provide local costs, service and support to the Indian motorcycle manufacturers. In addition to the 2-wheeler market in India and Asia, there are also fuel economy and emission benefits for 3-wheeler vehicles. Retrofit programs are being considered by some Indian manufacturers of 3-wheelers as, given their high use, they are a major contributor to poor air quality in some cities.

While most of the activity in the motorcycle sector is being directed to two stroke engines, Orbital’s direct injection technology provides a number of benefits on four stroke motorcycles. Orbital is engaged in customer-funded activity on four stroke engines and is actively promoting the benefits to the wider industry.

Marine and Recreation

During the December 2002 half-year, the number of marine and recreation products utilizing Orbital’s direct injection technology continued to grow. In September, Bombardier unveiled their Sea-Doo® XP™ DI personal watercraft (PWC) for model year 2003 release. This sports model will bring Bombardier’s OCP DI line-up to eight models, comprising four PWC and four Mercury Marine OptiMax® powered sport boats.

Polaris, a US$1.5 billion manufacturer of ATVs, snowmobiles, personal watercraft and motorcycles also recently announced their entry into the jet-powered sport boat market and will begin selling their EX2100 sport boat in the North American spring of 2003. The EX2100 will offer two engine choices from Mercury Marine, including a 250 horsepower OptiMax®.

Mercury Marine’s OptiMax® range continues to grow with seven models now in the range, including two models from Mercury Racing (consumer performance outboards). Tohatsu (Japan) continues with its OCP DI range of four 3-cylinder TLDI™ models ranging from 40hp to 90hp.

Calendar year 2002 was a difficult year for the marine and recreation market as it struggled with a slow US economy and general consumer concerns. Industry associations have reported the year ending “better than expected” with the overall decline in sales less than originally anticipated. Looking forward to 2003, it is too early in the season to accurately predict whether the expected recovery will occur. Weak consumer confidence continues in the US, however dealer inventories are low and manufacturers appear lean, well prepared and with an innovative model line up, should confidence return.

Synerject

Synerject contributed a profit to the Orbital result for the first time. As previously reported, Synerject has introduced a range of operational and structural changes over the last 18 months, including price increases and overhead cost reductions. There has been significant revenue growth, particularly in the motorcycle sector, with a number of direct injection and port injection products launched in Europe and Taiwan. This growth, together with improved margins and cost containment has resulted in a significant improvement in Synerject’s financial results.

The expansion of Synerject’s activities and the associated refinancing of its loan arrangements announced on 10 January 2003 now provide a solid base from which to grow its business. The improving volumes and expanded product range should considerably improve the operational efficiencies and profitability of Synerject.

Financial Results

Orbital’s loss after tax of $2.9 million for the half-year ended 31 December 2002 compares to a loss of $20.7 million in the corresponding period last year.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

REVIEW OF OPERATIONS (CONTINUED)

The key points to note with respect to this result are as follows: -

•	Revenue increased by 29% to $29.9 million.
•	Overhead expenses decreased by 28% to $10.3 million.
•	Depreciation and amortisation, including amortisation of marketing expenses decreased by 36% to $1.6 million.
•	Orbital’s joint venture, Synerject, contributed a profit of $0.7 million compared with a loss of $2.7 million in the previous year.

Orbital’s three recurring revenue streams, i.e. system sales, engineering services and royalty income, all achieved growth. The improvement in system sales (37%) reflects increased product range and improvements in the marine sector as this market recovers from recent lows. Engineering services revenue has increased by 30% as Orbital has introduced more rigorous sales and marketing processes, and expands outside its OCP focus to increase the scope of its business. This trend should continue in the second half. Royalty income (+26%) results from the introduction of a number of additional products in the motorcycle market. Piaggio and Peugeot Motocycles each launched 2 products into the European market during the last 9 months. We anticipate increased volumes of these models during the next European summer.

Overhead expenses (excluding restructuring costs) have decreased by $4.0 million compared to the previous corresponding period, primarily due to staff reductions in January 2002 and in June 2002. In the half-year ended 31 December 2001, Orbital incurred redundancy costs of $1.4 million and other one-off restructuring costs of $0.4 million. This half-year, total restructuring costs were contained to $0.2 million. Orbital also achieved savings across a range of other cost centres.

Depreciation and amortisation expense decreased primarily due to the completion of the amortisation of prepaid marketing, which has been expensed over the last 3 years at $2.3 million per annum.

Net cash outflow during the half-year was $7.1 million compared to $10.6 million in the half-year ending 31 December 2001. There were several non-recurring cash costs during the half-year, which made up a significant proportion of net cash outflows:

•	The staff reductions, announced in June 2002, were implemented after the year end, resulting in payments in respect of redundancies, annual and long service leave of $2.3 million in this half-year.
•	Orbital provided Synerject with engineering and other services during the half-year to the value of $0.8 million, which has been capitalised as part of the Synerject restructure.
•	$2.0 million working capital increase due to prior year (early) receipt of trade receivables.

The above items are one-off in nature and we anticipate that future periods will not be affected by such items. At 31 December 2002, Orbital had cash on hand of $6.7 million.

EVENTS SUBSEQUENT TO BALANCE DATE

In January 2003, Synerject LLC refinanced its credit facilities. Loan funds provided by Siemens Capital Corporation were replaced by a new credit facility of US$21.000 million provided by Siemens VDO Automotive. The new credit facility will expire in September 2006.

In January 2003 it was agreed that Synerject LLC will acquire the marine and recreation systems business from Orbital; together with a non-automotive systems business from Siemens VDO. There will be no cash or profit impact on Orbital as a result of the initial transfer of the systems business to Synerject. Non-current assets include a receivable from Synerject of $11.006 million. This asset will be satisfied by the issue of US$6.25 million of additional share capital by Synerject LLC. Siemens VDO Automotive will also convert US$6.25 million of receivables from Synerject LLC into equity.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Dated

Signed in accordance with a resolution of directors

R W Kelly Chairman

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

			CONSOLIDATED
	NOTE		2002	2001
			$000’s	$000’s

System sales			23,236	16,919
Engineering services income			4,856	3,736
Royalty income			1,529	1,213
Licence income			91	1,155
Other revenue from ordinary activities			303	572

Total revenue			30,015	23,595

Systems purchases			(21,696)	(15,919)
Licence costs			(31)	(489)
Employee expenses			(5,965)	(9,333)
Borrowing costs			(11)	(39)
Depreciation and amortisation			(1,158)	(1,398)
Pre-paid marketing expense - amortised			(484)	(1,159)
Restructuring costs			—	(909)
Engineering consumables and contractors			(1,113)	(960)
Provision against carrying value of investment			—	(6,446)
Other expenses from ordinary activities			(3,187)	(4,956)

Total expenses from ordinary activities			(33,645)	(41,608)

Share of net profit/(loss) in associate	9		664	(2,694)

Loss from ordinary activities before related income tax			(2,966)	(20,707)
Income tax (expense)/benefit relating to ordinary activities			67	(30)

Net loss after related income tax	8		(2,899)	(20,737)

Non-owner transaction changes in equity
Net increase in accumulated losses on initial adoption of revised AASB 1028 “Employee Benefits”	2	(a)	(40)	—

Total changes in equity from non-owner related transactions			(2,939)	(20,737)

Basic loss per share (in cents)	5		(0.81)	(5.85)
Diluted loss per share (in cents)	5		(0.81)	(5.85)

The statement of financial performance is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2002

		CONSOLIDATED
	NOTE	31 Dec 2002	30 June 2002
		$000’s	$000’s
Current assets
Cash		6,681	13,764
Receivables		15,070	6,904
Inventories		118	555
Other		381	971

Total current assets		22,250	22,194

Non-current assets
Receivables		11,006	10,222
Property, plant and equipment		11,597	12,626

Total non-current assets		22,603	22,848

Total assets		44,853	45,042

Current liabilities
Payables		13,681	5,652
Interest bearing liabilities		154	236
Current tax provision		26	52
Provisions	6	3,564	5,060
Other current liabilities		338	2,268

Total current liabilities		17,763	13,268

Non-current liabilities
Interest bearing liabilities		271	357
Non interest bearing liabilities		19,000	19,000
Provisions	6	3,326	3,527
Liability for share of net asset deficiency in associate		20,137	21,595

Total non-current liabilities		42,734	44,479

Total liabilities		60,497	57,747

Net liabilities		(15,644)	(12,705)

Equity
Contributed Equity	7	210,840	210,840
Accumulated losses	8	(226,484)	(223,545)

Total deficiency		(15,644)	(12,705)

The statement of financial position is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

	CONSOLIDATED
	2002	2001
	$000’s	$000’s
Cash flows used in operating activities
Cash receipts in the course of operations	21,933	21,271
Cash payments in the course of operations	(28,111)	(27,326)
Borrowing costs paid	(11)	(39)
Income tax paid	(90)	(383)

Net cash used in operating activities	(6,279)	(6,477)

Cash flows used in investing activities
Interest received	158	429
Proceeds from sale of property, plant & equipment	80	82
Payments for property, plant & equipment	(28)	(314)
Payments for investments in controlled entity (net of cash acquired)	—	347
Advances to associate	(829)	(4,489)

Net cash used in investing activities	(619)	(3,945)

Cash flows used in financing activities
Lease payments	(168)	(194)

Net cash used in financing activities	(168)	(194)

Net decrease in cash held	(7,066)	(10,616)
Cash at the beginning of the financial period	13,764	32,735
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(17)	(41)

Cash at the end of the financial period	6,681	22,078

The statement of cash flows is to be read in conjunction with the notes to the half-year financial statements.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation of half-year financial report.

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 “Interim Financial Reporting”, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. This half-year financial report is to be read in conjunction with the 30 June 2002 Annual Financial Report and any public announcements by Orbital Engine Corporation Limited and its controlled entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the economic entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those applied in the 30 June 2002 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Basis of going concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. The consolidated entity incurred a loss from ordinary activities of $2.899 million during the six months ended 31 December 2002 and as at 31 December 2002 the carrying value of the consolidated entity’s liabilities exceed the carrying value of assets by $15.644 million.

The directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons:

At 31 December 2002 the consolidated entity had cash of $6.681 million. During the half-year Orbital incurred several one-off cash outflows including payment of leave liabilities and redundancy costs, which totalled approximately $5.100 million. Expenditure savings associated with these one-off transactions will significantly reduce future operating cash requirements.

The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million were written off over the four financial years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The directors believe the OCP Technology has significant value.

Included in non-current liabilities at 31 December 2002 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. OCP engines produced at 31 December 2002 totalled approximately 300,000. No interest accrues on this facility until such time as the loan becomes repayable.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

2.	CHANGES IN ACCOUNTING POLICY

(a)	Employee benefits

The consolidated entity has applied the revised AASB 1028 “Employee Benefits” (issued in June 2001) for the first time from 1 July 2002.

The liability for wages and salaries and annual leave is now calculated using the remuneration rates the consolidated entity expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 July 2002 as a result of this change are:

•	$40,000 increase in provision for employee entitlements

•	$40,000 increase in opening accumulated losses.

There is no change in the results reported in the half-year ended 31 December 2002 as a result of this change in accounting policy.

(b)	Provisions, contingent liabilities and contingent assets

The consolidated entity has applied AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” (issued in October 2001) for the first time from 1 July 2002.

There was no impact on the financial statements for the reporting period to 31 December 2002.

		CONSOLIDATED
		2002	2001
		$000’s	$000’s
3.	INDIVIDUALLY SIGNIFICANT ITEMS

	Individually significant items included in loss from ordinary activities before related income tax
	Provision against carrying value of investment in PT Texmaco Perkasa Engineering Tbk	—	6,446
	Leasehold improvements written off	—	490
	Provision against the carrying value of other non-current assets	—	419
	Redundancy expenses	124	1,394

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

4.	DIVIDENDS

No dividend has been paid or proposed in respect of the current half-year.

		CONSOLIDATED
		2002	2001
		No.	No.
5.	LOSS PER SHARE	.

	Weighted average number of ordinary shares used in the calculation of basic earnings per share	355,878,201	354,757,190
	Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share	355,878,201	354,757,190

		CONSOLIDATED
		31 Dec 2002	30 June 2002
		$000’s	$000’s
6.	PROVISIONS

	Current
	Employee entitlements including on-costs	1,960	3,884
	Surplus lease space	1,225	1,150
	Other	379	26

		3,564	5,060

	Non-current
	Employee entitlements including on-costs	1,213	1,657
	Product warranty	1,358	1,115
	Other	755	755

		3,326	3,527

The number of employees of the consolidated entity at 31 December 2002 was 115

7.	CONTRIBUTED EQUITY

	Issued and fully paid 356,505,014 (June 2002: 355,387,361) ordinary shares	210,840	210,840

	Movements in ordinary share capital
	Balance at the beginning of the reporting period	210,840	210,840
	Shares issued:
	– 1,117,653 (June 2002: 689,087) shares issued pursuant to employee share plans	—	—

	Balance at the end of the reporting period	210,840	210,840

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

		CONSOLIDATED
		31 Dec 2002	30 June 2002	31 Dec 2001
		6 Months	12 Months	6 Months
		$000’s	$000’s	$000’s
8.	ACCUMULATED LOSSES

	Accumulated losses at the beginning of the period	223,545	196,769	196,769
	Net loss	2,899	26,776	20,737
	Net effect of initial adoption of revised AASB 1028
	“Employee Benefits”	40	—	—

	Accumulated losses at the reporting date	226,484	223,545	217,506

9.	INTEREST IN ASSOCIATE

As at 31 December 2002, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture with Siemens VDO Automotive Corporation (31 December 2001: 50%). The principal activity of Synerject LLC is to design, manufacture, develop, distribute and sell fuel rail assemblies incorporating Orbital technology. Synerject also services motorcycle and scooter customers with air assisted direct injection and electronic fuel injected systems. This includes engine management systems and all peripheral components, and system integration services, in addition to supply of the fuel rail assembly.

	CONSOLIDATED
	2002	2001
	$000’s	$000’s
Total Revenue of Associate	31,201	20,591

Equity accounted share	50%	50%
Profit/(loss) from ordinary activities before tax	461	(2,914)
Income tax on ordinary activities	—	—

Net Profit/(loss) from ordinary activities after tax	461	(2,914)
Adjustment – eliminate amortisation of intangibles	203	220

Share of net profit/(loss) of joint venture	664	(2,694)

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

10.	SEGMENT REPORTING

Business Segments

	Marine and Recreation		Motorcycles and Motorscooters		Automotive		Engineering *		Eliminations		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
System sales	22,805	16,856	431	63	—	—	—	—	—	—	23,236	16,919
Services and other income	1,827	2,099	1,246	1,289	3,403	2,523	—	268	—	—	6,476	6,179

Revenue outside the economic entity	24,632	18,955	1,677	1,352	3,403	2,523	—	268	—	—	29,712	23,098
Inter-segment revenue	—	—	—	—	—	—	—	4,295	—	(4,295)	—	—

Segment revenue	24,632	18,955	1,677	1,352	3,403	2,523	—	4,563	—	(4,295)	29,712	23,098

Unallocated revenues											303	497
Total Revenue											30,015	23,595

Profit from ordinary activities	658	1,107	(550)	(2,129)	(1,645)	(1,653)	—	(5,640)	—	—	(1,537)	(8,315)

Unallocated revenues and expenses											(2,093)	(3,252)
Provision against carrying value of investment											—	(6,446)
Share of net profit/(loss) in associate											664	(2,694)

Net Loss before related income tax											(2,966)	(20,707)

*	With effect from 1 July 2002 engineering revenues and expenses have been allocated directly to the respective business segments.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

11.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystalise.

11.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Engine Corporation Limited (which holds a 50% interest in Synerject LLC) agreed with Siemens VDO Automotive to continue it’s guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 31 December 2002, Orbital’s share of Synerject’s financing obligations amounted to A$18.505 million (US$10.500 million) (30 June 2002: A$20.361 million (US$11.459 million)).

11.2	The Company has provided A$20.137 million (30 June 2002: A$21.595 million) in the financial statements with respect to its 50% share in the net asset deficiency of Synerject LLC which includes Synerject LLC’s obligations to Siemens VDO Automotive Corporation above.

12.	SUBSEQUENT EVENTS

12.1	In January 2003, Synerject LLC refinanced its credit facilities. Loan funds provided by Siemens Capital Corporation were replaced by a credit facility of US$21.000 million provided by Siemens VDO Automotive. The new credit facility will expire in September 2006.

12.2	In January 2003 it was agreed that Synerject LLC will acquire the marine and recreation systems business from Orbital; together with a non-automotive systems business from the Siemens Group. There will be no cash or profit impact on Orbital as a result of the initial transfer of the systems business to Synerject. Non-current assets include a receivable from Synerject of $11.006 million. This asset will be satisfied by the issue of US$6.25 million of additional share capital by Synerject LLC. Siemens VDO Automotive will also convert US$6.25 million of receivables from Synerject LLC into equity.

ORBITAL ENGINE CORPORATION LIMITED

DIRECTORS’ DECLARATION

In the opinion of the directors of Orbital Engine Corporation Limited:

1.	the financial statements and notes set out on pages 6 to 14, are in accordance with the Corporations Act 2001, including: -

(a)	giving a true and fair view of the financial position of the consolidated entity as at 31 December 2002 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors.

R W Kelly Chairman Dated: 21 February 2003 Perth, Western Australia

Independent review report to the members of Orbital Engine Corporation Limited

Scope

We have reviewed the financial report of Orbital Engine Corporation Limited (“the Company”) for the half-year ended 31 December 2002, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 12 and the directors’ declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company’s directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 “Interim Financial Reporting” and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the consolidated entity’s financial position, and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investment Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Engine Corporation Limited is not in accordance with:

a)	the Corporations Act 2001, including:

i.	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2002 and of its performance for the half-year ended on that date; and

ii.	complying with Australian Accounting Standard AASB 1029 “Interim Financial Reporting” and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

KPMG

B C FULLARTON

Partner

Perth

21 February 2003

ORBITAL ENGINE CORPORATION LIMITED

(ABN 32 009 344 058)

AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

SUMMARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

	NOTE	Dec 2002	Dec 2001
		A$000's	A$000's
1. RECONCILIATION OF FINANCIAL STATEMENTS TO US GAAP

1.1 Profit and Loss Account

Net profit/(loss) reported under Australian GAAP		(2,899)	(20,737)
Employee stock option compensation	3(a)	(231)	(306)
Licence and marketing agreements	3(b)	484	1,159
Net tax effects of the US GAAP adjustments		—	(365)

Net loss according to US GAAP		(2,646)	(20,249)

Loss per ordinary share according to US GAAP (AUD cents)	(i)
— Basic		(0.74)	(5.71)
— Diluted		(0.74)	(5.71)
Loss per American Depositary Share (ADS) according to US GAAP (AUD cents)	(i)
— Basic		(5.95)	(45.66)
— Diluted		(5.95)	(45.66)
Number of ordinary shares in calculation (000's)
— Basic		355,878	354,757
— Diluted		355,878	354,757

(i)	The options exerciseable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive. This arises as a result of a net loss under US GAAP. If such options had been included in the calculation, the number of diluted ordinary shares would have been 361,069,532.

	NOTE	Dec 2002	June 2002	Dec 2001
		A$000's	A$000's	A$000's
1.2 Shareholders’ Equity

Shareholders’ equity reported per financial statements		(15,644)	(12,705)	(6,666)
Licence and marketing agreements	3(b)	—	(484)	(1,643)
Tax effects of US GAAP adjustments		—	—	493

Shareholder’ equity according to US GAAP		(15,644)	(13,189)	(7,816)

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

SUMMARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

	NOTE	Dec 2002	June 2002	Dec 2001
		A$000's	A$000's	A$000's
1. RECONCILIATION OF FINANCIAL STATEMENTS TO US GAAP (CONTINUED)

1.3 Consolidated Balance Sheets

Total assets reported per financial statements		44,853	45,042	60,587
Licence and marketing agreements	3(b)	—	(484)	(1,643)
Future income tax benefit re-classified		—	—	(2,101)

Total assets according to US GAAP		44,853	44,558	56,843

	NOTE	Half Year Ended 31 December 2002
		A$000's	US$000's
2. SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP

2.1 Statement of Earnings Data

Total revenue		30,015	17,031
Net Loss		(2,646)	(1,501)

2.2 Balance Sheet Data at Half Year End

Current assets		22,250	12,625
Total assets		44,853	25,450
Current liabilities		17,763	10,079
Total long-term debt		19,271	10,934
Total shareholders’ equity		(15,644)	(8,876)

(1)	Balance Sheet and Profit and Loss items have been translated at the Noon Buying Rate on 31 December 2002 which was US$0.5674 = A$1.00. Such translations are provided for information purposes only.

ORBITAL ENGINE CORPORATION LIMITED

AND ITS CONTROLLED ENTITIES

SUMMARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of Orbital has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of employee shares or share options does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the price paid or payable by the employee for the equity instrument at a defined measurement date. The measurement date is the first date on which are known both (i) the number of shares or options that an individual employee is entitled to receive and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b)	Licence and Marketing Agreements

A profit and loss difference for the half-year ended 31 December 2002, totalling $0.484 million (half-year ended 31 December 2001 $1.159 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and is being systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 31 December 2002 totalled $Nil (30 June 2002: $0.484 million; 31 December 2001: $1.643 million).

Under AUS GAAP, the Directors believe that these transactions should be reported to provide a true and fair reflection of Orbital’s operations.